Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
BIGGEST INVESTOR IN MALIAN GOLD INDUSTRY SAYS MORE TO COME FROM PROSPECT PIPELINE
Bamako, Mali, 20 July 2009 — Randgold Resources, the company largely responsible for making Mali Africa’s third largest gold miner, says its continuing exploration in the region has yielded more major discoveries with the potential of becoming world class mines.
Randgold Resources has already developed two world class mines in the country — Morila and Loulo, both based on its own discoveries. It has recently announced two robust new prospects in the region: Gounkoto, which lies within the Loulo permit, and Massawa, a short distance away across the border in Senegal. It is currently developing its third mine at Tongon on Côte d’Ivoire.
Speaking at a media day here, chief executive Mark Bristow ascribed the company’s success to its long-term commitment to the pursuit of sustainably profitable projects, its willingness to make substantial investments in their discovery and development, and its philosophy of partnership with its host country stakeholders.
“We funded Morila in the early years of this decade, at the bottom of the gold price trough, when very few others were prepared to invest in gold, or in Mali. AngloGold Ashanti was brought in as a joint venture partner in 2000 and the mine has since produced more than 5 million ounces of gold, contributed FCFA 280 billion in taxes, duties and dividends to the economy of Mali and supported many community initiatives such as skills development, malaria control and HIV/Aids awareness programmes. Morila has recently been converted to a stockpile treatment operation but it will remain a substantial profit generator until at least 2013,” Bristow said.
“Our Loulo complex is currently being expanded through a programme which will increase production there by some 30%. This includes the development of two underground mines which, as the first of their kind in the country, have already started to introduce a significant new technology and skills set to Mali.”
The Gounkoto target is also producing exceptionally promising results, giving further substance to Randgold Resources’ confidence in the prospectivity of the Loulo region and its belief that this could become one of Africa’s major gold fields. Meanwhile a scoping study on Massawa has confirmed that it has the potential to develop into one of the top gold projects in Africa and a prefeasibility study is now under way there.
“Our partnership with the government and people of Mali has clearly been a mutually rewarding one, with the promise of much more to come. The challenge this partnership now faces, however, is not only to continue growing the country’s gold mining industry, but to use it as the springboard for the creation of general economic welfare, capable of being sustained beyond the life of the gold mines. For this to be achieved, government will need to lift its horizon beyond the harvest of immediately available benefits, and buy fully into Randgold Resources’ own commitment to planning and re-investment for the long run,” Bristow said.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +223 6675 0122 or +44 788 071 1386	Group Regional Manager West Africa Mahamadou Samaké +223 6675 6136	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgoldresources@dpapr.com
Website: www.randgoldresources.com
DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and Tongon and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2008 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 15 May 2009 and other filings made with the SEC. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.